UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2, 2019

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856). Information contained on our website is not incorporated by reference into this report.

Media release

Changes in the Executive Board of Credit Suisse Group AG. Philipp Wehle to succeed Iqbal Khan as CEO International Wealth Management
Zurich, July 1, 2019. Credit Suisse Group AG announced today that Iqbal Khan, CEO International Wealth Management and member of the Executive Board of Credit Suisse Group AG, would be leaving Credit Suisse to continue his career outside the company. Philipp Wehle, currently Chief Financial Officer of International Wealth Management, will succeed him on July 1, 2019. The Board of Directors appointed Philipp Wehle a member of the Executive Board of Credit Suisse Group AG.

Tidjane Thiam, CEO of Credit Suisse said: “In 2015 we created International Wealth Management as a separate division for Credit Suisse and I identified Iqbal Khan as a great candidate for the job as CEO. Under his leadership, IWM has delivered strong financial results, while enhancing our client franchise and achieving industry leading growth over the period. I thank Iqbal for the strong results he delivered during his time leading IWM and wish him well.”

Iqbal Khan said: "After six successful years as CFO and later CEO of International Wealth Management at Credit Suisse I decided to pursue the next career move outside of Credit Suisse Group. I am grateful to Credit Suisse for the professional development opportunities I was given. I would like to thank Tidjane for his steadfast leadership over the past four years. I also thank my team for their unstinting support during my time at Credit Suisse, all the more, I am happy to hand over the Division entrusted to me with outstanding results and positive prospects."

Tidjane Thiam continued: “I am delighted to welcome Philipp Wehle to the Executive Board. He is an excellent addition to our senior leadership team, reinforcing the team’s performance culture with strong personal values.  Philipp is an outstanding leader and manager, with an impeccable track record of generating strong revenue growth while driving cost and capital discipline. During his time as CFO of IWM, Philipp has been instrumental in deepening collaboration between divisions and with corporate functions, playing a key role in the development of International Trading Solutions. I am confident that Philipp will lead the International Wealth Management division to continued success and further generate profitable growth in our business.”

Iqbal Khan joined Credit Suisse in 2013 as CFO Private Banking & Wealth Management and was appointed CEO International Wealth Management and member of the Executive Board in 2015. Prior to this he was with Ernst & Young, Switzerland, in various positions, since 2011 as Managing Partner Assurance and Advisory Services - Financial Services, and member of the Swiss Management Committee.

Philipp Wehle joined Credit Suisse in 2005. Philipp has been Chief Financial Officer of International Wealth Management since the inception of the division in 2015. Prior to that, Philipp held senior management roles in finance and strategy in our Swiss business and International Private Banking. From 2011 until 2012, he was based in Singapore heading the Private Banking Asia Pacific Finance team. Philipp is a Board member of CS InvestLab AG and Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG. He also serves as Co-Head of Finance of International Trading Solutions.

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Media release

Philipp graduated from the University of Bonn, Germany, with a master's degree in economics and subsequently worked as a consultant and project manager with a focus on financial services.

Inquiries
Adam Gishen
Global Head of Investor Relations and Corporate Communications
Tel: +41 44 333 71 49
investor.relations@credit-suisse.com

Media Relations
Credit Suisse AG
+41 844 33 88 44
media.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 46‘200 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
-	our plans, targets or goals;
-	our future economic performance or prospects;
-	the potential effect on our future performance of certain contingencies; and
-	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
-	the ability to maintain sufficient liquidity and access capital markets;
-	market volatility and interest rate fluctuations and developments affecting interest rate levels;
-
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2019 and beyond;

-	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
-	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other creditrelated exposures;
-	the ability to achieve our strategic goals, including those related to our targets and financial goals;
-	the ability of counterparties to meet their obligations to us;
-	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
-	political and social developments, including war, civil unrest or terrorist activity;
-	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
-	operational factors such as systems failure, human error, or the failure to implement procedures properly;
-	the risk of cyber attacks, information or security breaches or technological failures on our business or operations;
-	The adverse resolution of litigation, regulatory proceedings and other contingencies;
-	actions taken by regulators with respect to our business and practices and possible resulting changes to our business
-	organization, practices and policies in countries in which we conduct our operations;
-	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct

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Media release

-	our operations;
-	the potential effects of changes in our legal entity structure;
-	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
-	the ability to retain and recruit qualified personnel;
-	the ability to maintain our reputation and promote our brand;
-	the ability to increase market share and control expenses;
-	technological changes;
-	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
-	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell noncore assets; and
-	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2019 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Urs Fankhauser
Urs Fankhauser
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: July 2, 2019		Director